UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On May 6, 2019 — CEMEX, S.A.B. de C.V. (NYSE:CX) (“CEMEX”), informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”), an indirect subsidiary of CEMEX listed in the Philippine Stock Exchange, announced that CHP’s first quarter 2019 presentation and first quarter 2019 report, both filed in a 6-K Form on April 25, 2019, were amended to reflect minor adjustments due to PFRS 16 (Leases) re-classification, pertaining to both 2019 and 2018 for the following concepts:

•	For Income Statement: Cost of Sales, Operating EBITDA, Financial Expenses, and Consolidated Net Income

•

For Balance Sheet: Fixed Assets, Deferred Tax Asset, Other Assets (Total), Total Assets, Other Current Liabilities, Current Liabilities (Total), Deferred Tax Liability, Other Liabilities, Total Liabilities, Stockholders’ Equity Attributable to Controlling Interest, and Total Stockholders’ Equity

These adjustments do not affect or impact CEMEX’s first quarter 2019 results filed in a 6-K Form on April 25, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: May 6, 2019	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	First quarter 2019 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

2.	Presentation regarding first quarter 2019 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

4